FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

December 20, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 20, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

Dorato reports the results of initial soil samples from Cobrecon and also report that geophysical and geochemical targets outline potential copper-molybdenum porphyry and skarn gold-copper porphyry and skarn gold-copper mineralization on the Cordillera del Condor project in northern Peru.

Item 5.	Full Description of Material Change

The Issuer reports positive results of initial soil sampling at Target T4 have been received from Minera Afrodita.  This anomaly is located in the northern part of the Cobrecon target area, where anomalous stream sediment samples cover an area of approximately 29 square kilometres.  The new soil sampling results, combined with geophysical data and preliminary mapping, define a copper-molybdenum porphyry target together with a gold-copper skarn target.

Additionally, Minera Afrodita has now commenced drill-testing at the Lucero target, located in the Taricori Block and initial results are expected in early Q1-2011.  The Issuer has a right to acquire 100% of Minera Afrodita.

TARGET T4 (COBRECON)

Geophysical target T4 (news release NR10-26) is located within the larger Cobrecon geochemical anomaly, defined by 29 square kilometres of anomalous rock and stream sediment anomalies.  Within this larger anomaly, recently announced geophysical target T4 has provided focus within a broad geochemical anomaly.

Geophysical Data

Target T4 consists of a two-kilometre wide, northwest-trending magnetic anomaly – a series of sharp, high intensity magnetic highs, bordered to the southwest by a broader area of magnetic low.  The broad magnetic low is considered permissive for porphyry-style mineralization and the magnetic-high trending northwest adjacent to the magnetic low is strikingly similar to magnetic anomalies known to be associated with skarn gold-copper mineralization at the Lucero prospect.  The northwest trend is consistent with the dominant mineralized trend in the porphyry copper-gold district to the north in Ecuador (Mirador, Panantza, and San Carlos deposits, totalling 25 billion pounds of copper) as well as being an important mineralized trend at the Fruta del Norte gold deposit (13.6 million ounces gold), located just across the border to the north.

Figure 1:  Soil Geochemical Results – Cobrecon Target (T4).  These are preliminary results from an on-going program of ridge soil sampling. The small black dots are from lines that are pending results. In 2011 the work will continue to completely cover the area of magnetic high anomalies, outlined in magenta, as well as a magnetic low coincident with anomalous soil geochemistry, outlined in green.

Geochemical Support

New soil sample results from ridge traverses over the T4 anomaly indicate a coincident one-kilometre long soil anomaly of high molybdenum and copper values centred over low zinc values (Figures 1) – this is typical of the zonation seen in porphyry centres in tropical-weathered soils such as the Mirador Porphyry deposits in Ecuador.

At Cobrecon, only the northern-most magnetic high is covered by the soil sampling.  In areas where sample data is available, anomalous gold, copper and zinc values are coincident with the geophysical high (Figure 1).  This geochemical response is consistent with anomalies identified over known gold-copper skarn mineralization at Lucero.

Ongoing Work

The next step is to further investigate the significance of the targets and generate drill targets for Q2-2011.  Additional soil sampling will be completed along ridges to the southeast, over the magnetic highs, with concurrent outcrop mapping and sampling from drainages within the anomalies.

LUCERO DRILL TARGETS

Drill-testing of the Lucero Target, located in the Taricori Block, is underway and initial results are expected in January 2011.  Following identification of coincident magnetic and electromagnetic anomalies, the Lucero target was significantly expanded by stream sediment sampling, panning, soil sampling, mapping and trenching, as well as a second, more detailed, 50-metre line-spaced geophysical survey.

Most recently, the results of additional trenches were announced (news release NR10-25) including 50 metres grading 1.01 g/t and 63.2 metres grading 1.63 g/t gold, both of which were open-ended surface intercepts.  The significance of the entire batch of trench results was that consistent gold mineralization was identified in trenches over an area of 730 metres by 530 metres and in multiple trenches rather than the single trench announced several months ago.  The area of new trenching is located within a greater soil and rock geochemical anomaly measuring 1,100 metres by 750 metres.

At Lucero, the presence of extensive plus 1 g/t gold mineralization at surface points to potential bulk-tonnage style gold mineralization.  Drilling is essential to testing this interpretation.

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional  0.71 million ounces inferred contained ounces averaging 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo., the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding the Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe the Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

December 24, 2010